Exhibit 4.33

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ASSET PURCHASE AGREEMENT

This ASSET PURCHASE AGREEMENT (the “Agreement”), dated 22 November, 2019 (“Effective Date”), is made by and between:

1.	CorQuest Medical, Inc., a Delaware corporation, with registered office at 2711 Centerville Road, Suite 400, Wilmington, Delaware 19808, County of Newcastle (“Seller”),

2.	CorQuest MedTech, a société à responsabilité limitée incorporated under Belgain law, with entreprise number 0733537853, 1320 Beauvechain, rue de l’Etang 33 (“Buyer”);

Buyer and Seller are collectively referred to herein as the “Parties” and each individually as a “Parties.”;

and in the presence of Celyad, a Belgian company, with registered office at 1435 Mont-Saint-Guibert, rue Edouard Belin 2 (RPM Brabant Wallon 0891.118.115) (“Celyad”)

WHEREAS, Seller owns all right, title and interest in the Purchased Assets and wishes to sell to Buyer all right, title and interest in such Purchased Assets, and Buyer desires to acquire from Seller all right, title and interest in the Purchased Assets, free and clear of any and all Encumbrances.

NOW, THEREFORE, in consideration of the foregoing and the representations, warranties, covenants and agreements herein contained, and other good and valuable consideration, the receipt and sufficiency of which is hereby acknowledged, the Parties hereby agree as follows:

SECTION 1. DEFINITIONS. The following terms, as used herein, will have the following meanings:

1.1    “Acquirer” means the Person with which Buyer enters into a Change of Control.

1.2    “Affiliate” means, with respect to any particular Person, any other Person directly or indirectly controlling, controlled by or under common control with such particular Person.

1.3    “Agreement” is defined in the preamble.

1.4    “Applicable Percentage” means: (i) pre-dilution, twenty-five percent (25%) or (ii) post-dilution but not earlier than the date where Buyer will have raised a minimum of EUR 7Mio to fund its projects and activities (by way of equity, debt, subsides, option fees or any other means), the percentage that the Seller would have had in the Buyer’s share capital if it had held 25% of the Buyer’s share capital on the date on which the threshold of EUR 7Mio is reached (the “Threshold Date”), taking into account all dilution which would have affected the Seller’s percentage of share capital as a result of the equity investments occurred after the Threshold Date, in the same proportion as Didier De Cannière and/or Arnaud Van Schevensteen, (and if they have different percentages, the medium average percentage post-dilution). By way of example, if those two founders would have each held 30% of the Buyer’s share capital at the Threshold Date and then, (i) each 15% of the Buyer’s share capital after a series of equity investments, the Applicable Percentage would be twelve and a half percent (12.5%), or (ii) one 15% of the Buyer’s share capital after these equity investment, and the other one 10%, the Applicable Percentage would be twelve and a half percent (12.5%). The application, after the Threshold Date, of adjustment or correction mechanisms with respect to the shareholding of Didier De Cannière and/or Arnaud Van Schevensteen, as agreed with equity investors, shall be taken into account when calculating this Applicable Percentage.

1.5    “Buyer” is defined in the preamble.

1.6    “Change of Control” means:

(a)    The acquisition or change, in one transaction or series of related transactions, of ownership—directly or indirectly, beneficially or of record—by any Person or group (within the meaning of the Belgian Companies Code as may be amended from time to time or equivalent body under a different jurisdiction) of the capital stock or membership or equity interests of Buyer representing more than 50% of either the aggregate ordinary voting power or the aggregate equity value represented by the issued and outstanding capital stock of Buyer; and/or

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(b)    The direct or indirect sale, transfer or other disposition of all or substantially all the Buyer’s assets and/or business to which this Agreement relates, including without limitation all or substantially all the Purchased Assets, in one transaction or in a series of related transactions; and/or

(c)    The consolidation or merger of Buyer with a third party by operation of law or otherwise.

1.7    “Change of Control Fee” is defined in Section 4.5.

1.8    “Closing” is defined in Section 2.3(a).

1.9    “Commercial Sale” means any transaction, following receipt of all necessary government approvals to market a Product or service, that transfers to a purchaser, for value, physical possession of and title to such Product or service, after which transfer the seller has no right or power to determine the purchaser’s resale price. Any such transfer of possession and title to a Licensee will not constitute a Commercial Sale unless the Licensee is an end user of the Product.

1.10    “Docket” means Seller’s or its agent’s list or other means of tracking information relating to the prosecution and maintenance of the Patent Rights throughout the world, including, without limitation, the names, addresses, email addresses and phone numbers of prosecution counsel and agents, and information relating to deadlines, payments and filings, which list or other means of tracking information is current as of the Closing.

1.11    “Effective Date” is defined in the preamble.

1.12    “Encumbrance” means any mortgage, pledge, lien, charge, encumbrance, license, defect as to title, security interest, third party claim of any kind, covenant, condition, option, opposition filing, right or restriction of any kind or nature whatsoever.

1.13    “Governmental Authority” means any federal, state, local, municipal, foreign or other government entity and any other governmental or quasi-governmental authority of any nature.

1.14    “License(s)” means any agreement or combination of agreements however captioned and regardless of how the conveyances are referred to therein, in which Buyer, its Affiliate, or any Licensee, as applicable directly: (a) grants or otherwise conveys rights in or to any of the Purchased Assets; (b) agrees not to assert any right in or to the Purchased Assets; (c) has obtained agreement not to practice any right in or to any Purchased Asset; (d) permits the making, offering for sale using, selling or importing of Products by a third party; (e) provides a third party development, manufacturing, marketing, distribution or acquisition rights for Products; and/or (f) grants an option or other future right to obtain any of the foregoing, in each case regardless of how such person or entity is referred to therein. For clarity, so defined, Licenses (i) do not include agreement(s) with manufacturers, suppliers, or distributors or the like or other service arrangements entered into by Buyer or any Licensee for purposes of distribution, supply, and/or manufacturing or similar arrangements of the Product on Buyer’s or such Licensee’s behalf, but only to the extent that neither Buyer nor such Licensee receives consideration above the fair market value of the Products supplied; and (ii) do include arrangements entered into for the purposes of funding product development in exchange for development, manufacturing, marketing or distribution rights.

1.15    “Licensee(s)” means each Person other than Buyer that is party to a License or obtains rights thereunder.

1.16    “Licensing Revenue” means any payments and/or consideration that Buyer or its Affiliate(s) receive(s) in connection with a License, whether paid before execution of the License, upon its execution, or at any time thereafter, including without limitation license fees, milestone payments, license maintenance fees, premiums paid on an equity investment (i.e., amounts that exceed market value of equity), and any other payments, but excluding:

(a)    Royalties based upon Net Sales by Buyer or its Affiliate(s);

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(b)    equity investments in Buyer up to the amount of the fair market value of equity purchased on the trading day prior to the public announcement of the investment;

(c)    loan proceeds paid to Buyer by a Licensee in an arm’s length, full recourse debt financing, except to the extent such loan is forgiven or otherwise not repaid; and

(d)    reimbursement or payment of actual costs for research, development and/or manufacturing activities to be performed by Buyer in a bona fide transaction and corresponding directly to the research, development and/or manufacturing of Products under and pursuant to a budget included with the specific agreement.

If Buyer receives non-cash consideration in consideration of a License or in the case of transactions not at arm’s-length, Licensing Revenue will be calculated based on the fair market value of such consideration or transaction, at the time of the transaction, assuming an arm’s-length transaction made in the ordinary course of business.

1.17    “Net Sales” means the gross amount invoiced and received by Buyer or its Affiliate(s) for the Commercial Sales of Products to an end user. Net Sales excludes the following items (but only as they pertain to the making, using, importing or selling of Licensed Products, are included in gross revenue, are actually incurred, and are separately stated on each invoice) (collectively, “Deductions”):

(a)    freight charges from the point of manufacture to the customer’s premises;

(b)    credit for returns, allowances or trades, if any; and

(c)    import, export, excise and sales taxes, and custom duties.

For clarity and regardless of the foregoing, no deductions will be made for commissions paid to any Person, whether they are with independent sales agencies or regularly employed by Buyer or for cost of collections.

If any Products are distributed (i) free of charge, or (ii) at a discounted price that is substantially lower than the customary price charged by Buyer or its Affiliate(s) or (iii) for any form of non-cash consideration (whether or not at a discount), Net Sales will be calculated based on the non-discounted amount of the Product charged to an independent third party during the same reporting period or, in the absence of such sales, on the fair market value of the Product.

1.18    “Party” or “Parties” is defined in the preamble.

1.19    “Patent Files” means copies (or originals, where available to Seller or its agents) of the following to the extent comprising or relating to the Patent Rights: (a) all patents, patent applications, assignments and correspondence to and from the United States Patent and Trademark Office and any other foreign patent offices (whether or not to or from Seller); and (b) all files, records, workbooks (including, without limitation, laboratory notebooks), correspondence, data, notes and information in the possession or control of Seller or its agents.

1.20    “Patent Rights” means:

(a)    the European, United States and international patents listed on Exhibit A;

(b)    the European, United States and other foreign patent applications (including provisional applications) listed on Exhibit A;

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(c)    any patent applications claiming priority from the applications listed on Exhibit A, and any direct or indirect divisional, continuations, continuation-in-part applications and continued prosecution applications (and their relevant international equivalents) of the patent applications listed on Exhibit A and of such patent applications claiming priority from the applications listed on Exhibit A, and the resulting patents;

(d)    any patents and patent applications resulting from reissues, reexaminations or extensions (and their relevant international equivalents, including, without limitation supplementary protection certificates) of the patents described in clauses (a), (b) and (c) above; and

(e)    foreign (non-United States) patent applications and provisional applications filed after the Effective Date and the relevant international equivalents to divisional, continuations, continuation-in-part applications and continued prosecution applications of the patent applications referred to in clauses (a), (b), (c) and (d) above, and the resulting patents.

1.21    “Person” means any natural person, corporation, general partnership, limited partnership, limited liability company, proprietorship, other business organization, trust, union, association or governmental or regulatory authority or agency.

1.22    “Product” means any product or part thereof or service for which the development, manufacture, composition, use, sale or importation of which in or into a given country is covered in whole or in part by a Valid Claim contained in any of the Purchased Assets.

1.23    “Purchase Price” is defined in Section 4.2.

1.24    “Purchased Assets” is defined in Section 2.2(d).

1.25    “Royalties” is defined in Section 4.3.

1.26    “Royalty Term” means, on a country-by-country basis and Product-by-Product basis, the period commencing on the date of the first Commercial Sale of a Product and ending on the later of (a) the expiration of the last to expire Valid Claim of the applicable patent(s) included in the Purchased Assets, that covers the manufacture, use, sale or importation of such Product in the country of manufacture or sale; (b) the expiration of the last to expire government exclusivity for the Products in the country of sale; or (c) ten (10) years from the date of first Commercial Sale of such Product in such country.

1.27    “Seller” is defined in the preamble.

1.28    “Territory” means worldwide.

1.29    “Valid Claim” means on a country by country basis (a) a claim of any issued, unexpired patent included in the Purchased Assets that has not been revoked or held unenforceable or invalid by a decision of a court or governmental agency of competent jurisdiction from which no appeal can be taken, or with respect to which an appeal is not taken within the time allowed for appeal, and that has not been disclaimed or admitted to be invalid or unenforceable through reissue, disclaimer or otherwise; or (b) a claim of any pending or published patent application included in the Purchased Assets that has not been cancelled, withdrawn or abandoned and that has not been pending for more than ten (10) years from the filing date of the earliest patent application that is within the same patent family as such pending or published application. For purposes of clarification, if a claim in an application has been pending for more than ten (10) years from the earliest such pending or published application within the same such patent family’s priority date, and a patent subsequently issues containing such claim, then upon issuance of the patent, the claim will thereafter be considered a Valid Claim.

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SECTION 2. PURCHASE AND SALE OF ASSETS.

2.1    Sale of Patent Rights. Subject to the terms and conditions of this Agreement, at the Closing, Seller hereby sells, assigns, transfers, conveys and delivers to Buyer, and Buyer purchases, acquires and accepts from Seller all right, title and interest throughout the world in and to the Patent Rights free and clear of any and all Encumbrances.

2.2    Sale of Additional Assets and Rights. At the Closing, Seller also hereby sells, assigns, transfers and conveys to Buyer all right, title and interest in and to any and all:

(a)    inventions, invention disclosures and discoveries described in any of the Patent Rights that (i)    are included in any claim in the Patent Rights; (ii) are subject matter capable of being reduced to a patent claim in a reissue or reexamination proceeding relating to any of the Patent Rights; or (iii) could have been included as a claim in any of the Patent Rights;

(b)    rights to apply in any or all countries of the world for patents, registered design, industrial design, certificates of invention, utility models or other governmental grants or issuances of any type related to any of the Patent Rights and the inventions, invention disclosures and discoveries therein;

(c)    causes of action (whether known or unknown or whether currently pending, filed or otherwise) and other enforcement rights under, or on account of, any of the Patent Rights or the rights described in Section 2.2(b), including, without limitation, all causes of action and other enforcement rights for damages, injunctive relief and any other remedies of any kind for past, current or future infringement; and

(d)    rights to collect royalties or other payments under or on account of any of the Patent Rights or any of the foregoing (the assets and rights described in this Section 2.2 and the Patent Rights, collectively, the “Purchased Assets”).

2.3    Closing.

(a)    The execution and delivery of this Agreement and the closing of the purchase and sale of the Purchased Assets provided for in this Agreement (the “Closing”) will take place on the date hereof at the offices of Celyad SA, rue Edouard Belin 2, 1435 Mont-Saint-Guibert, Belgium.

(b)    At the Closing, Seller will deliver or cause to be delivered to Buyer the following items:

(i)	the Patent Assignment;

(ii)	the Patent Files; and

(iii)	the Docket.

(c)    At the Closing, Buyer will deliver or cause to be delivered to Seller the following items:

(i)	the Purchase Price.

2.4    Sales and Transfer Taxes. Seller will bear solely all sales, use, excise, and other transfer taxes and duties applicable to the transfer of the Purchased Assets in connection with this Agreement. Any payment or reimbursement under this Section will be made within ten (10) business days after any such valid request for payment or reimbursement.

SECTION 3. DILIGENCE IN COMMERCIALIZATION.

Buyer will use commercially reasonable efforts and diligence to research and develop the Purchased Assets, as promptly as is reasonably and commercially feasible, and thereafter to produce and sell Products in a manner consistent with commercially reasonable efforts to bring the Products to market as soon as practicable.

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SECTION 4. CONSIDERATION; PAYMENT.

4.1    In consideration of Seller’s sale, assignment, conveyance, transfer and delivery of the Purchased Assets to Buyer, Buyer will pay to Seller the Purchase Price, Royalties and other monetary consideration in Euros as set forth herein.

4.2    Purchase Price. At the Closing, and subject to the satisfaction of the conditions contained in this Agreement, Buyer will pay to Seller one Euro (€1.00) (the “Purchase Price”).

4.3    Royalties. During the Royalty Term, Buyer will pay to Seller in accordance with Section 7.2 for each calendar quarter on a country-by-country and Product-by-Product basis, a royalty in the amount equal to the aggregate Net Sales of Products in the Territory during such calendar quarter multiplied by the Applicable Percentage. If, on a country-by-country basis, the events described in Sections 1.26(a) or 1.26(b) occur before the event described in Section 1.26(c), the royalty fee will be reduced by the Applicable Percentage in that specific country until the event described in Section 1.26(c) occurs (the royalty payments contemplated by this Section 4.3, collectively, the “Royalties”).

4.4    Licensing Revenue. Buyer will pay to Seller in accordance with Section 7.2 the Applicable Percentage of any Licensing Revenue received in connection with any License granted (“Licensing Fees”).

4.5    Change of Control. In the event of a Change of Control, Buyer or the Acquirer (pursuant to Section 9.5) will pay to Seller the Applicable Percentage applied to the consideration which the Buyer has received with respect to the relevant sold asset.

In the case of a Change of Control through an asset deal, the fee due shall be calculated by applying the Applicable Percentage to the sale price of the relevant Purchased Asset(s).

If the Change of Control occurs through a share deal, the Parties shall negotiate in good faith in order to determine the appropriate value the transferred Purchased Assets represent in the overall share valuation, in order to ensure that the Applicable Percentage be exclusively applied to such portion of the share sale price. If the Parties cannot agree on the value of the transferred Purchased Assets within 2 months from the Change of Control, the article 9.4 will apply.

The foregoing fee shall be called the “Change of Control Fee”. Notwithstanding any other provisions in this Agreement, if the Change of Control Fee is paid, the Seller shall lose all rights to any future Royalties or Licensing Fees.

4.6    Payment; Late Payments; No Refunds. Buyer will pay Seller all amounts due under Sections 4.2, 4.3, 4.4 and 4.5 by wire transfer of immediately available funds in accordance with the wire transaction instructions provided by Seller to Buyer. Any payments due under Sections 4.4 and 4.5 will be paid within thirty (30) days after Buyer’s receipt thereof. Late payments under this Agreement will be subject to a charge of two percent (2%) per year. The payment of such late charges will not prevent Seller from exercising any other rights it may have as a consequence of the lateness of any payment. All amounts due by Buyer hereunder will be payable to Seller in Euros.

4.7    Taxes. Taxes imposed by any Governmental Authority on any activities by Buyer will be paid by Buyer without deduction from any payment due to Seller hereunder.

SECTION 5. REPRESENTATIONS AND WARRANTIES.

5.1    Seller Representations and Warranties. As a material inducement to Buyer to enter into this Agreement and consummate the transactions contemplated hereby, Seller hereby makes to Buyer the representations and warranties contained in this Section 5.1.

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(a)    Authority, Organization, Seller hereby represents and warrants to Buyer that (i) the execution and delivery of this Agreement and the consummation of the transactions contemplated hereby have been duly and validly authorized by all necessary action required on the part of Seller and no other proceedings on the part of Seller are necessary to authorize this Agreement to which it is a party or to consummate the transactions contemplated hereby; and (ii) this Agreement has been duly and validly executed and delivered by Seller and constitutes the legal, valid and binding agreement of Seller, enforceable against Seller in accordance with its terms,

(b)    Title to Purchased Assets. Seller hereby represents and warrants to Buyer that (i) Seller owns all right, title and interest in and to all of the Purchased Assets, free and clear of any Encumbrance whatsoever; (ii) fees, taxes and costs required to be paid by the Buyer’s founders pertaining to the validity of the Patent Rights registration have been fully and timely paid, and (iii) such Purchased Assets have not been adjudged by any Governmental Authority invalid or unenforceable in whole or in part.

(c)    Exhibit A. Seller hereby represents and warrants to Buyer that the information provided in Exhibit is true, accurate and not misleading at the Effective Date.

5,2    Buyer Representations and Warranties. As a material inducement to Seller to enter into this Agreement and consummate the transactions contemplated hereby, Buyer hereby represents and warrants to Seller that (a) the execution and delivery of this Agreement and the consummation of the transactions contemplated hereby have been duly and validly authorized by all necessary corporate action required on the part of Buyer and no other proceedings on the part of Buyer are necessary to authorize this Agreement to which it is a party or to consummate the transactions contemplated hereby; and (b) this Agreement has been duly and validly executed and delivered by Buyer and constitutes the legal, valid and binding agreement of Buyer, enforceable against Buyer in accordance with its terms.

SECTION 6. FURTHER ASSURANCES.

6.1    From time to time after the Closing, without further consideration, Seller will, at Buyer’s expense, execute and deliver such documents to Buyer and take such additional action as Buyer may reasonably request in order to more effectively consummate and perfect the sale and purchase of the Purchased Assets and to more effectively vest in Buyer good and marketable title to such ownership interest.

6.2    Seller hereby grants to the Buyer the right to represent the Seller for carrying out all measures and acts necessary to effectuate the transfer of the Patent Right and the registration of the said transfer with the competent patent office authorities,

SECTION 7. REPORTING AND VERIFICATION.

7.1    Books and Records. Buyer agrees to keep complete and accurate records of or relating to (a) all research, development and commercialization activities hereunder; and (b) all payment obligations under this Agreement. Such records related to payments hereunder will be kept in accordance with generally accepted accounting practices and will include all information necessary to permit Seller and/or its representatives to confirm the accuracy of all payments due Seller hereunder, including but not limited to Royalty payments, Seller’s Licensing Revenue, and the Change of Control Fee in accordance with SECTION 4.

7.2    Financial Reports. Within forty “five (45) days after each March 31, June 30, September 30, and December 31, beginning upon the earlier of (a) the first Commercial Sale of Products, or (b) the first receipt by Buyer of Licensing Revenue, Buyer will deliver to Seller, along with all amounts due Seller under Sections 4.3 and 4.4, true, accurate and detailed written reports (even if there are no sales). Such reports will include the following information in a form as illustrated in Exhibit B attached hereto and will set out, for the relevant three- (3-) month period:

(a)	Number of Products manufactured and sold by Buyer;

(b)	Invoiced price per unit and total amount invoiced for each such Products;

(c)	Accounting for all Products used or sold or otherwise transferred by Buyer;

(d)	Allowable Deductions as set forth in Section 1.17;

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(e)	Total Net Sales and total Royalties due;

(f)	Total Licensing Revenue received during such three- (3-) month period and total amount of payment due pursuant to Section 4.4.

With each report, Buyer will include any earned Royalty payment or share of Licensing Revenue due to Seller for the completed three- (3-) month period. Buyer will report to Seller the date of the first Commercial Sale of a Product within sixty (60) days of occurrence in each country.

7.3    Audit. On reasonable written notice and subject to the same confidentiality obligations provided for in Section 8.3 herein, Seller, at its own expense, will have the right to have an independent party inspect and audit the books and records of Buyer during usual business hours for the sole purpose of, and only to the extent necessary for, determining the correctness of payments made under this Agreement. Such examination with respect to any fiscal year will not take place later than five (5) years following the end of such year, and not more than once in any calendar year. The expense of any such audit will be borne by Seller; provided, however, that, if the audit discloses an error in excess of ten percent (10%) of the total aggregate amount owed to Seller for any period under audit, then Buyer will pay, in addition to the amount of any underpayment (and interest calculated in accordance with Section 4.6), the documented costs and expenses of the audit within thirty (30) days of receiving notice thereof from Seller.

SECTION 8. BOARD SEAT

As long as Didier De Canniere and Arnaud Van Schevensteen hold a majority of the voting rights of the Buyer, the Buyer will cause Didier De Canniere and Arnaud Van Schevensteen to vote in favor of any Board of Directors candidate proposed by the Seller or Celyad. When Didier De Canniere and Arnaud Van Schevensteen do no longer hold a majority of the voting rights of the Buyer, the Buyer shall make its best efforts in order to have its shareholders’ meeting appointing one member of its Board of Directors the candidate proposed by the Seller or Celyad.

SECTION 9. GENERAL.

9.1    Survival of Warranties. The representations and warranties of the Parties contained in or made pursuant to this Agreement expire 10 years after of the Closing.

9.2    Expenses. Each Party will bear its respective expenses and legal fees incurred with respect to this Agreement, and the transactions contemplated hereby.

9.3    Confidentiality. Each Party will not, directly or indirectly, disclose or otherwise make available to any third party (other than its directors, legal counsel and accountants who are bound by confidentiality obligations) the terms and conditions of this Agreement. Notwithstanding the foregoing, (a) each Party may disclose the terms and conditions of this Agreement to the extent such disclosure is required to comply with applicable law (including any securities law or regulation or the rules of a securities exchange), judicial process, or pursuant to a Governmental Authority’s rules and regulations in order to secure regulatory approval, provided, however, that Buyer will first give written notice to Seller of such disclosure and will make a reasonable effort to maintain the confidentiality of such information; and (b) each Party may disclose the terms and conditions of this Agreement to an actual or potential assignee, investment banker, investor or lender, and their professional advisers, in each case that is bound by written confidentiality obligations (or in the case of professional advisers, ethical duties) no less stringent than those contained in this Agreement.

9.4    Governing Law; Consent to Arbitration. The law, including the statutes of limitation, of Belgium will govern this Agreement, the interpretation and enforcement of its terms and any claim or cause of action (in law or equity), controversy or dispute arising out of or related to it or its negotiation, execution or performance, whether based on contract, tort, statutory or other law, in each case without giving effect to any confiicts-of-law or other principle requiring the application of the law of any other jurisdiction. Any disputes arising out of or in relation with this Agreement shall be finally settled under the CEPANI Rules of Arbitration by one (1) arbitrator appointed in accordance with those Rules. The seat of the arbitration shall be Brussels and the arbitration shall be conducted in French (it being agreed that the parties may produce evidentiary documents in English only).

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9.5    Assignment; Change of Control; Binding Effect. No Party may assign this Agreement in whole or in part without the prior written consent of the other Party; provided, however, that, either Party may assign this Agreement without the written consent of the other Party to (a) one of its Affiliates and (b) an entity succeeding to substantially all the assets and business of such Party to which this Agreement relates by merger, purchase or otherwise. The assigning Party will provide written notice to the other Party of any assignment hereunder, and Buyer will provide written notice to Seller of any Change of Control. It is anticipated that the Seller be woundup and liquidated shortly after the execution of this Agreement and all its rights and obligations under this Agreement shall be transferred to its 100% holding company, Celyad, which all Parties hereby agree to.

Subject to the foregoing and SECTION 4, (i) this Agreement will be binding on the Parties and their successors and assigns (including without limitation any Acquirer) and (ii) any permitted assignment or Change of Control will require that Buyer and/or Acquirer (as applicable) pay to Seller the Change of Control Fee in accordance with section 4.5. The payment of the Change of Control Fee will extinguish the obligation incumbent upon Buyer or Acquirer to pay any Royalties or Licensing Fees under sections 4.3 and 4.4.

The Buyer or Acquirer will not be relieved of their responsibility for the performance of any obligation that has accrued up until the time of the assignment or Change of Control.

9.6    Notices. Any notice, request, demand or other communication required or permitted hereunder will be in writing and will be deemed to have been duly given when received if personally delivered; when transmitted, if transmitted by telecopy, electronic or digital transmission method; the day after it is sent if sent for next day delivery to a domestic address by a recognized overnight delivery service. All notices to a Party will be sent to the addresses set forth below such Party’s signature hereto or to such other address or person as such Party may designate by written notice to the other Party hereunder.

9.7    Miscellaneous. This Agreement may be executed in counterparts, each of which will be deemed an original, but all of which together will constitute one and the same instrument. The section headings contained in this Agreement are for reference purposes only and will not affect in any way the meaning or interpretation of this Agreement. For purposes hereof, “including” means “including, without limitation”. This Agreement, including the exhibits referred to herein and the other writings specifically identified herein or contemplated hereby, is complete, reflects the entire agreement of the Parties with respect to its subject matter, and supersedes all previous written or oral negotiations, commitments and writings. No promises, representations, understandings, warranties and agreements have been made by any of the Parties hereto except as referred to herein or in such schedules and exhibits or in such other writings; and all inducements to the making of this Agreement relied upon by either Party hereto have been expressed herein or in such schedules or exhibits or in such other writings. This Agreement may not be amended or modified, nor may compliance with any condition or covenant set forth herein be waived, except by a writing duly and validly executed by each Party hereto, or in the case of a waiver, the Party waiving compliance. Whenever possible, each provision of this Agreement will be interpreted in such a manner as to be effective and valid under applicable law, but if any provision of this Agreement will be deemed prohibited or invalid under such applicable law, such provision will be ineffective to the extent of such prohibition or invalidity, and such prohibition or invalidity will not invalidate the remainder of such provision or the other provisions of this Agreement.

9.8    Indemnity. The Buyer will fully assume and discharge the Seller (and Celyad as the case maybe) of all obligations or liabilities incurred by the Seller (or Celyad as the case maybe) vis-a-vis the sellers under the share purchase agreement entered into on 5 November 2014 in relation to the sale and purchase by Celyad of all shares in the Seller (the “Original Sellers”). The Buyer shall indemnify the Seller (and Celyad as the case may be) against any possible claim from the Original Sellers against Celyad or against the Seller. If a claim is filed by any of such Original Sellers, the Buyer shall have full control of the discussions and the possible litigation and Celyad and/or the Seller shall comply with the Buyer’s reasonable instructions in this respect. The Buyer will bear all the costs (including the attorneys’ fees) incurred by the Seller (or by Celyad as the case maybe) in relation to the Original Sellers’ claims.

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IN WITNESS WHEREOF, the Parties hereto have caused this Agreement to be executed as of the date set forth above by their duly authorized representatives.

BUYER

CorQuest MedTech SRL

By:	Arnaud van Schevensteen	By:	Didier De Canniere
Title:	administrateur	Title:	administrateur

Address for Notice

33 rue de 1’Etang

1320 Beauvechain

Belgium

Attn: Arnaud van Schevensteen

SELLER

CORQUEST MEDICAL, INC.

By:
Name:	Filippo Petti
Title:	CEO and President

Address for Notice

Celyad SA

Rue Edouard Belin, 2

1435 Mont-Saint-Guibert

Attn: Legal Department

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Exhibit A

PATENT RIGHTS

Case Ref.	Official No.	Title	Registered Owner	Comments
P40376AUA	2015214529	Introductory Assembly and Method for Inserting Intracardiac Instruments	CorQuest Medical, Inc.	Patent granted 22 February 2018. Renewal fee paid January 2019.
P40376BR	1120140028036			Abandoned.
P40376CA	2844285			Abandoned, but grace period may be available.
P40376CAA	2938000			Likely abandoned, need to contact agent to confirm status.
P40376EPA	EP3102119			Abandoned.
P40376ILA	246869			Will have to contact IL agent on this application as we do not have current status.
P40376JPA	6336099			Application granted on 11 May 2018, next annuity due 11 May 2021.
P40376KR	1020147005899			Abandoned.
P40376MX	354374			Application granted on 28 February 2018, next annuity due 9 August 2023.
P40376MXA	MX/a/ 2017/010637			Will have to contact MX agent on this application as we do not have current status.
P40376RU	2014105115			Likely abandoned, need to contact RU agent on this application as we do not have current status.
P40377AU	2014342390	Closure System for Atrial Wall		Abandoned, but grace period may be available.
P40377CA	2928434			Abandoned, but grace period may be available.
P40377EP	EP3062714			Abandoned.
P40377IL	245258			Likely abandoned, will need to email agent and double check.
P40377JP	2016-526226			Application has been expressly withdrawn. Would need to check with agent for any potential restoration.
P40377US	14/065613			Pending and in good order, will be used to rescue claims of P40376US.
P40378AU	2013348100	Device and Method for Treating Heart Valve Malfunction		Application granted on 17 May 2018, need to contact agent to confirm status, grace period may be available in case of issues.
P40378CA	2891356			Need to contact agent to confirm status, grace period may be available.
P40378EP	2922502			Application granted on 25 April 2018, did not validate application. Is alive in some European States where no validation action was required: France, Germany, Ireland, Luxembourg, Monaco, Switzerland, UK.
P40378IL	238933			Abandoned — will need to email IL agent and check.

A-1

Execution copy

P40378JP	2015-544111		Application has been expressly withdrawn in favor of P40378JPA. Would need to check with agent for any potential restoration.
P40378JPA	2018-005752		Application has been expressly withdrawn. Would need to check with agent for any potential restoration.
P40378US	13/691,087		Abandoned in favor of P40378USA
P40378USA	13/967647		Issue fee has been paid, application will proceed to grant.
P40379US	13/714989	Assembly and Method for Left Atrial Appendage Occlusion
			Pending and in good order, OA replied to in December.
P40379USA	13/838199		Pending and in good order, OA replied to in December.
P40380AU	2014354885	System for Treating Heart Valve Malfunction Including Mitral Regurgitation	Need to contact agent to confirm status, grace period may be available in case of issues
P40380CA	2931522		Need to contact agent to confirm status, grace period may be available in case of issues
P40380IL	245810		Abandoned — Notice before Examination not filed by deadline of 24 August 2018. Will need to email agent and double check.
P40380JP	2016-554824		Application has been expressly withdrawn. Would need to check with agent for any potential restoration.
P40380US	9566443		Application granted on 14 February 2017 — next renewal due 14 August 2018. Maybe possible to restore but will need to check with agent.

For sake of clarity, the above table includes patent rights in these patent families that have been expressly abandoned and which may or may not be revived. This to emphasize that the assignment is for all family members, i.e., including all rights that lapsed (and might subsequently be revived).

A-2

Exhibit B

SAMPLE FINANCIAL REPORT

Buyer:

Reporting period:

Date of report:

Financial Reporting Form

Product	No. units sold that are subject to Royalties	Invoiced price per unit	Gross sales	Allowable deductions	Net Sales
Product name
Product name
Product name
Product name
Total

Total net sales	$
Royalty rate
Royalty due	$

Total Royalty due: $

Total Licensing Revenue: $

Report prepared by:

Title:

Data:

B-1